SHAREHOLDER MEETING
On March 18, 2004, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 14,373,407 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes
tabulated as follows:                        WITHHELD
                          FOR                AUTHORITY

Patti McGill Peterson     14,204,693         167,879

Steven Pruchansky         14,221,54          151,025

Norman H. Smith           14,204,936        167,636

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending October 31, 2005, with the votes tabulated as follows: 14,264,629 FOR, 33,128 AGAINST and 75,650 ABSTAINING.

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